SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held company

MATERIAL FACT

PRODUCTION & SALES REPORT

FIRST QUARTER 2026

São Paulo, May 5, 2026 – Braskem S.A. ("Braskem" or "Company") reports to its shareholders and the market in general its Production & Sales Report for the first quarter of 2026. The information herein is based on preliminary data and was not revised by the Company’s independent auditor.

For more information, contact Braskem's Investor Relations Department by calling +55 11 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. OPERATIONAL OVERVIEW 1Q26	2
2. PERFORMANCE BY SEGMENT	2
2.1 BRAZIL/SOUTH AMERICA	2
2.2 UNITED STATES & EUROPE	6
2.3 MEXICO	6
3. PETROCHEMICAL SPREADS	8

1.	OPERATIONAL OVERVIEW 1Q26

In the first quarter of 2026, the macroeconomic scenario was marked by moderate global growth and gradual progress in the disinflation process. In March 2026, the conflict in the Middle East significantly increased volatility in international markets, especially energy prices, partially interrupting the downward trajectory of inflation. It is worth noting that the effects of the conflict in the Middle East did not materially impact the Company's results in the first quarter of 2026

In the Brazil/South America segment, the average utilization rate of petrochemical complexes was higher in relation to 4Q25, mainly explained by the normalization of operations at the Bahia petrochemical Complex, after the scheduled maintenance shutdown concluded in January 2026. In this scenario, the sales volume of resins was higher compared to the fourth quarter of 2025, mainly impacted by the higher sales volume of PE. The reduction in exports is mainly explained by prioritizing supply to the Brazilian market.

In the United States and Europe segment, the average utilization rate of PP plants was higher compared to 4Q25, mainly explained by the normalization of operations after the conclusion of scheduled maintenance shutdowns in Europe in the previous quarter and by the higher production volume in the United States in preparation for the scheduled shutdown in 2Q26. PP sales volume also increased compared to 4Q25, mainly due to higher demand in Europe.

The Mexico segment utilization rate was lower compared to 4Q25 mainly explained by the lower average ethane imports through TQPM and lower ethane supply by PEMEX. PE sales volume was lower when compared to 4Q25 and 1Q25, mainly due to lower product availability for sale.

2

2.	PERFORMANCE BY SEGMENT
2.1	BRAZIL/SOUTH AMERICA

Average utilization rate of petrochemical crackers: higher (+10 p.p.) compared to 4Q25, mainly explained by (i) the normalization of operations at the Bahia petrochemical complex following a scheduled maintenance shutdown that began in 4Q25 and was completed in January 2026; (ii) the inventory build-up in anticipation of the scheduled shutdown at the Rio Grande do Sul petrochemical complex, which started in mid-March and was completed in April 2026; and (iii) higher feedstock supply to the São Paulo petrochemical complex.

Compared to 1Q25, the reduction (-5 p.p.) is mainly explained by (i) the scheduled maintenance shutdown at the Bahia petrochemical complex; and (ii) lower feedstock supply to the São Paulo petrochemical complex.

Resins’ sales volumes: in the Brazilian market, the increase (+5%) compared to 4Q25 is mainly explained (i) by the higher volume of PE sales due to the anticipation of purchases in the transformation chain due to geopolitical uncertainties; and (ii) by the higher volume of PVC sales (+2%) due to the lower volume imported in the quarter.

Compared to 1Q25, the reduction (-3%) is mainly explained by the lower volume (-11%) of PP sales due to the higher imported volume in the Brazilian market. This effect was partially offset by the higher (+13%) volume of PVC sales due to the lower volume imported.

3

Resin exports were lower (-17%) in relation to 4Q25, mainly due to the prioritization of supply to the Brazilian market.

Compared to 1Q25, the reduction (-4%) is mainly explained by the lower volume of PE exports due to the lower availability of product for sale.

Main chemicals sales volume[1]: in the Brazilian market, the increase (+5%) compared to 4Q25 is mainly explained by the higher sales volume of (i) gasoline due to the greater availability of product for sale; and (ii) cumene, benzene and ethylene due to the higher customer demand in the Brazilian market.

In relation to 1Q25, the reduction (-2%) is mainly explained by lower sales volumes of (i) paraxylene, due to reduced product availability for sale; and (ii) ethylene and cumene, due to lower customer demand.

The reduction in exports (-25%) compared to 4Q25 is mainly explained by lower sales volumes of (i) paraxylene, due to specific commercial opportunities in 4Q25; and (ii) benzene, due to the prioritization of the domestic Brazilian market.

[1] Main Chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

4

The reduction (-39%) in exports of main chemicals compared to 1Q25 is mainly explained by the prioritization of the Brazilian market.

Average utilization rate of green ethylene: lower (-3 p.p.) compared to 4Q25, mainly explained by the adjustment of production levels to meet lower seasonal demand during the period, driven by the Chinese New Year.

Compared to 1Q25, the reduction (-23 p.p.) is mainly explained (i) by the optimization of inventory levels; and (ii) by the adjustment of production levels to demand in the period.

Green PE (I'm greenTM bio-based) sales volume: lower (-50%) compared to 4Q25, mainly explained by lower seasonal demand due to the Chinese New Year.

In relation to 1Q25, the decline (-32%) is mainly explained by (i) the destocking process in the conversion chain; and (ii) volatile macroeconomic conditions during the period.

5

2.2                   UNITED STATES & EUROPE

Average utilization rate of PP plants: higher (+8 p.p.) compared to 4Q25, mainly explained by (i) the normalization of operations in Europe following the completion of scheduled maintenance shutdowns in 4Q25; and (ii) higher production volumes in the United States in preparation for the scheduled maintenance shutdown in 2Q26.

Compared to 1Q25, the increase (+5 p.p.) is mainly explained by the higher production volume in the United States, as mentioned above.

PP sales volume: higher (+3%) compared to 4Q25, mainly explained by higher PP demand in Europe following the seasonal decline in 4Q25.

Compared to 1Q25, the sales volume remained in line.

6

2.3	MEXICO

Average utilization rate of PE plants: lower (-30 p.p.) compared to 4Q25, mainly due to (i) lower average ethane imports through the terminal, at 17.8 thousand barrels per day, compared to 29.4 thousand barrels per day in 4Q25, in line with Braskem Idesa’s liquidity preservation measures; and (ii) lower supply of ethane by PEMEX in the quarter, totaling 14.8 thousand barrels per day compared to 15.9 thousand barrels per day in 4Q25.

In relation to 1Q25, the reduction (-24 p.p.) is mainly due to (i) reduction in ethane supply from PEMEX, which was 28.3 thousand barrels per day in 1Q25; and (ii) lower average ethane imports due to Braskem Idesa’s liquidity preservation measures.

The ethane import terminal remained in the commissioning phase in 1Q26.

PE sales volume: lower compared to 4Q25 (-37%) and 1Q25 (-25%), mainly due to lower product availability for sale due to the lower utilization rate, as previously mentioned.

7

8

3.        PETROCHEMICAL SPREADS

International References[1] (US$/ton)	1Q26 (A)	4Q25 (B)	1Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Brent (US$/bbl)	81	64	76	27%	6%
Natural Gas (US$/MMBtu)	4,79	3,75	4,15	28%	15%
Brazil					
Prices					
Naphtha	638	520	638	23%	0%
Ethane	174	197	202	-12%	-14%
Propane	345	326	469	6%	-26%
EDC US	154	112	160	37%	-4%
Resins (i)	934	793	962	18%	-3%
PE US	1.003	825	1.031	22%	-3%
PP Asia	930	797	944	17%	-1%
PVC Asia	657	648	720	1%	-9%
Main Chemicals (ii)	951	846	993	12%	-4%
Spreads					
Resins (i)	358	308	382	16%	-6%
PE US (iii)	432	350	447	23%	-3%
PP Asia	293	276	305	6%	-4%
PVC Asia (iv)	230	257	286	-10%	-20%
Main Chemicals (vi)	314	326	354	-4%	-12%
USA & Europe					
PP US	1.290	1.121	1.440	15%	-10%
PP Europe	1.317	1.255	1.371	5%	-4%
Average Price - US and Europe (vi)	1.297	1.158	1.421	12%	-9%
Propylene Polymer Grade US	849	680	999	25%	-15%
Propylene Polymer Grade Europe	1.137	1.150	1.172	-1%	-3%
Average Price - Raw Material (vii)	930	811	1.048	15%	-11%
PP US Spread	441	441	441	0%	0%
PP Europe Spread	179	105	199	71%	-10%
PP US and Europe - Average Spread	368	347	373	6%	-2%
Mexico					
PE US (1)	998	822	1.016	21%	-2%
Ethane US (2)	174	197	202	-12%	-14%
Spread (1-2)	824	625	814	32%	1%

[1]Source: External consulting (Spot Price)

(i)PE US (54%), PP Asia (33%) e PVC Asia (13%)

(iii) PE US -Naphtha (82%)+ (PE US - 0,5*Ethane - 0,5*Propane)(18%)

(iv) PVC Asia - (0,832 EDC US+0,23 Ethylene Europe

(v) Main Chemicals - Naphtha

(vi) PP USA (72%) and PP Europe (28%)

(vii) Propylene USA (72%) and Propylene Europe (28%)

9

The global environment remains subject to geopolitical tensions in strategic regions, especially the Middle East, which has generated volatility in the prices of oil, natural gas and petrochemical inputs, impacting the international prices of resins and chemicals sold by the Company, in addition to uncertainties regarding possible logistical restrictions. The Company has continuously monitored the potential impacts associated with these dynamic events, assessing their impact on the conduct of its operations. It is worth noting that, although international prices have already been influenced by the uncertainties of the conflict in the Middle East, the Company's results in 1Q26 were not materially impacted.

BRAZIL/SOUTH AMERICA

•	PP spread[2]: increase compared to 4Q25 (+23%).
o	PE Prices in the United States were higher (+22%) compared to 4Q25, mainly impacted by the conflict in the Middle East, which contributed to a global structural deficit, redirecting demand to U.S. producers and increasing both exports and pressure on product availability.
o	Naphtha ARA prices were higher (+23%) compared to 4Q25, explained by the increase in the price (+27%) of oil mainly due to the closure of the Strait of Hormuz, which reduced the oil supply internationally.
o	Compared to 1Q25, the spread was lower (-3%) mainly due to the lower PE price in the US (-3%), explained by the global increase in PE supply in the period.
•	PP spread[3]: increase compared to 4Q25 (+6%).
o	PP prices in Asia were higher (+17%) compared to 4Q25, mainly explained by the closure of the Strait of Hormuz, which reduced supply.
o	Naphtha ARA prices were higher (+23%) compared to 4Q25, as previously explained.
o	Compared to 1Q25, the spread was lower (-4%) mainly due to the reduction in the PP price (-1%), pressured by new capacity entries in China and Asia compared to the same period of the previous year.
•	PVC Spread[4]: reduction compared to 4Q25 (-10%).
o	PVC prices were higher compared to 4Q25 (+1%), mainly explained by restrictions in the Asian market as a result of the conflict in the Middle East, added to greater export opportunities by producers in the United States.
o	EDC prices were higher compared to the previous quarter (+37%) mainly explained (i) by the conflict in the Middle East, which reduced the global supply of EDC; and (ii) by the increase in the cost of energy and electricity internationally.
o	Compared to 1Q25, the PVC spread was lower (-9%), mainly due to the increase in supply compared to the same period of the previous year.

[2] (US PE Price – ARA Naphtha Price) *82%+(US PE Price – 50% US Ethane Price – 50% US Propane Price) *18%.

[3] Asia PP price – ARA naphtha price.

[4] PVC Price: PVC Asia - (0.832 US EDC+0.23 EU Ethylene).

10

•	Spreads on Main Chemicals[5]: lower compared to 4Q25 (-4%).
o	The price of the main chemicals was higher (+12%) compared to the previous quarter, mainly due to the increase in (i) propylene in the US (+25%); (ii) gasoline (+22%); and (iii) butadiene (+12%) explained by the conflict in the Middle East, which increased (+27%) the price of oil and reduced the supply of the main chemicals.
o	The price of Naphtha ARA has increased (23%), as mentioned above.
o	Compared to 1Q25, the spread of the main chemicals was lower (-12%), mainly influenced by (i) the reduction in benzene (-6%); (ii) the reduction of butadiene (-28%); and (iii) the reduction of propylene (-15%), partially offset by the maintenance of the price of naphtha in the period.

UNITED STATES & EUROPE

•	PP Spreads US[6]: remained in line with 4Q25.
o	PP prices were higher (+15%) compared to 4Q25 due to the higher price of propylene in the US (+25%) mainly explained (i) by the conflict in the Middle East; (ii) by the supply restriction given the scheduled shutdowns of PP plants in the United States and (iii) by the increase in demand for PP.
o	Compared to 1Q25, the spread remained in line, as previously mentioned.
•	PP Spreads Europe[7]: increase (+71%) compared to 4Q25.
o	PP prices in Europe were higher (+15%) mainly due to (i) the logistical constraints caused by the closure of the Strait of Hormuz; and (ii) the lower utilization rate of petrochemical plants in the region.
o	Compared to 1Q25, the spread was lower (-10%), mainly impacted by the lower PP price in Europe (-4%).

MEXICO

•	PE spread North America[8]: higher compared to 4Q25 (+32%).
o	PE prices in the US were higher compared to the previous quarter (+21%), mainly impacted (i) by the development of the conflict in the Middle East; and (ii) by the increase in demand.
o	Ethane prices were lower (-12%) compared to 4Q25, mainly explained by US restrictions on ethane exports to China, reducing demand in the region.
o	Compared to 1Q25, the spread was higher (+1%), mainly impacted by the lower ethane price in the United States (-14%) as previously mentioned.

[5] Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem's sales volume mix) – naphtha ARA price.

[6] US PP Price – U.S. propylene price

[7] Price of PP EU – EU propylene price

[8] PE PRICE USA – U.S. ethane price

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance, and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition, and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “objective,” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends, or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development, and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures, and the unprecedented impact on businesses, employees, service providers, shareholders, investors, and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.